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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8 - 67922 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2017___ AND ENDING ___12/31/2017___
                                         MM/DD/YY                                       MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **KERSHNER SECURITIES, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1825B Kramer Lane, Suite 200
(No. and Street)

| Austin | Texas | 78758 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Sanderson             (512) 439-8140
                                                  (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PMB Helin Donovan, LLP**
(Name – if individual, state last, first, middle name)

| PO Box 202260 | **Austin** | **Texas** | 78720 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)      **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ___Jon Sanderson___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

## KERSHNER SECURITIES, LLC
_____ , as of

December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The sole customer of Kershner Securities, LLC is Kershner Trading Americas, LLC, which is a wholly owned subsidiary of Kershner Trading Group, LLC.



MICHAEL A GARZA
Notary ID # 10387468
My Commission Expires
January 5, 2020

_____
Signature

CFO
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- �■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Operations.
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# Kershner Securities, LLC
## (A Wholly Owned Subsidiary of Kershner Trading Group, LLC)

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplemental Schedule

December 31, 2017

**PMB Helin Donovan**

# KERSHNER SECURITIES, LLC
## (A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Index to Financial Statements and Supplemental Schedule
December 31, 2017

**PMB Helin Donovan**

P.O. Box 202260
Austin, TX 78759
pmbhd.com

T 512.258.9670
F 512.258.5895

**Report of Independent Registered Public Accounting Firm**

To the Member of
Kershner Securities, LLC:

**_Opinion on the Financial Statements_**

We have audited the accompanying statement of financial condition of Kershner Securities, LLC (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kershner Securities, LLC as of December 31, 2017, and the results of its operations, changes in member's equity, and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**_Basis for Opinion_**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness if the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's Auditors since 2009.

**_Other Matters_**

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Schedule") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Schedule is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information

Austin • Houston

*Russell Bedford*

presented in the Supplemental Schedule. In forming our opinion on the Supplemental Schedule, we evaluated whether it, including its form and content, is presented in conformity with Rule 15c3-1 and Rule 17a-5 of the Securities and Exchange Commission. In our opinion, the Supplemental Schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

**PMB Helin Donovan, LLP**

*PMB Helin Donovan, LLP*

February 27, 2018
Austin, Texas

**KERSHNER SECURITIES, LLC**
**(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)**
Statement of Financial Condition
December 31, 2017

**Assets**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 2,033 |
| Receivable from clearing organization | | 1,030,426 |
| Receivable from related entities | | 5,784,980 |
| **Total assets** | $ | **6,817,439** |

**Liabilities and member's equity**

| | | |
|---|---|---:|
| Accounts payable | $ | 9,239 |
| Other accrued expenses | | 136,391 |
| Payable to related entities | | 265,792 |
| Total liabilities | | 411,422 |
| **Member's equity** | | **6,406,017** |
| **Total liabilities and member's equity** | $ | **6,817,439** |

See notes to financial statements and report of independent registered public accounting firm.

**KERSHNER SECURITIES, LLC**
**(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)**
Statement of Operations
Year Ended December 31, 2017

| | | |
|---|---|---:|
| **Revenue** | | |
| Electronic trading service revenue | $ | 4,292,771 |
| Securities commission income | | 6,368,326 |
| **Total Revenue** | | 10,661,097 |
| | | |
| **Expenses:** | | |
| Salaries and other employment costs | | 179,840 |
| Commisions and clearing fees | | 4,947,432 |
| Communications | | 8,160 |
| Occupancy and equipment costs | | 34,584 |
| Regulatory fees and expenses | | 59,027 |
| Other expenses | | 31,617 |
| **Total expenses** | | 5,260,660 |
| | | |
| **Income before income tax expense** | | 5,400,437 |
| | | |
| Income tax | | 105,255 |
| | | |
| **Net income** | $ | 5,295,182 |

See notes to financial statements and report of independent registered public accounting firm.

**KERSHNER SECURITIES, LLC**
**(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)**
Statement of Changes in Member's Equity
Year Ended December 31, 2017

| | | |
|---|---|---:|
| Balance at December 31, 2016 | $ | 6,110,835 |
| Capital distributions | | (5,000,000) |
| Capital contributions | | - |
| Net income | | 5,295,182 |
| Balance at December 31, 2017 | $ | 6,406,017 |

## KERSHNER SECURITIES, LLC
### (A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Cash Flows
Year Ended December 31, 2017

| | | |
|---|---|---:|
| **Cash flows from operating activities:** | | |
| Net income | $ | 5,295,182 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Receivable from clearing organization | | (13,951) |
| Receivable from related entities | | (476,338) |
| Accounts payable | | 2,025 |
| Other accrued expenses | | (27,959) |
| Payable to related entities | | 218,203 |
| | | |
| Net cash provided by operating activities | | 4,997,162 |
| | | |
| **Cash flows from investing activities:** | | |
| | | |
| Net cash used in investing activities | | - |
| | | |
| **Cash flows from financing activities:** | | |
| | | |
| Capital contributions | | - |
| Capital distributions | | (5,000,000) |
| | | |
| Net cash used in financing activities | | (5,000,000) |
| | | |
| Net change in cash and cash equivalents | | (2,838) |
| | | |
| Cash and cash equivalents at beginning of year | | 4,871 |
| Cash and cash equivalents at end of year | $ | 2,033 |
| | | |
| **Supplemental disclosures of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ | - |
| Income taxes | $ | - |

See notes to financial statements and report of independent registered public accounting firm.

6

**Note 1 - Nature of Business**

Kershner Securities, LLC (the "Company"), was organized as a Delaware Limited Liability Company on February 22, 2008. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's sole member is Kershner Trading Group, LLC, ("KTG", the "Parent", or the "Member").

The Company operates under the provisions of Paragraph k(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer, Goldman Sachs Execution & Clearing, L.P. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Substantially all of the Company's electronic trading service revenues are derived from commission income from a related entity (see Note 6).

**Note 2 - Liquidity and Capital Resources**

At December 31, 2017, the Company had cash and cash equivalents and liquid receivables from its clearing organization of approximately $1.0 million on a consolidated basis. Management expects the Company to have sufficient cash and cash equivalents and trading margin to fund its operating and capital needs for the twelve months following the issuance of this report.

In the event additional cash is required to support operations, the Andrew S. Kershner Trust, KTG's majority owner, has also committed to fund KTG. The Company's management believes that it can operate within its business plan over the next twelve months, will be successful in maintaining sufficient working capital, and will manage operations commensurate with its level of working capital.

**Note 3 - Significant Accounting Policies**

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's critical accounting estimates affecting the financial statements include the allocation of income and expenses with affiliated entities.

Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions

Revenues on purchases and sales transacted through the Company are recorded on a trade date basis in accordance with the fee arrangements in place. Commission revenue and expense are also recorded on a trade date basis in accordance with the terms of the brokerage clearing agreement with a third party. Dividends are recorded on the ex-dividend date.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and receivables from the clearing organization. The Company did not have cash balances in excess of federally insured limits as of December 31, 2017. Receivables from the clearing organization represent cash deposited and commissions receivable from the organization, $500,000 of which are insured from theft by the Securities Investor Protection Corporation.

Income Taxes

The Company will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is liable for a pro rata allocation of the Texas margin tax, which is filed with the Parent. The Company has recorded $105,255 of Texas margin tax expense for the year ended December 31, 2017.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, receivable from clearing organization, accounts payable and accrued expenses approximated fair market value at December 31, 2017 due to their relatively short maturities and prevailing market terms.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Date of Management's Review

Management has evaluated the financial statements for subsequent events through the issuance date, February 27, 2018.

**Note 4 - Member's Equity**

The Company has one class of membership interest and the sole member of the Company is Kershner Trading Group, LLC.

The Member makes capital contributions to the Company as it may determine from time to time. No interest accrues on such contributions and the Member does not have the right to withdraw, or be repaid on its contributions, except as provided in the LLC Agreement.

Capital account withdrawals and distributions are made in accordance with the LLC Agreement. Capital distributions to its Member can be made under a capital distribution policy approved by the Member.

## Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $608,037 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.68 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

## Note 6 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Sharing Agreement") with its Parent. The Sharing Agreement provides for the pro rata sharing of office space, office equipment and the expenses of certain administrative and other personnel and ancillary services. The parties have agreed to share the fees and costs as follows: (a) premises and property are allocated based on the square footage occupied by each party; (b) personnel-related expenses are shared in proportion to the allocation of time spent with each entity by such personnel; and (c) certain outside services are shared in proportion to use or incurrence of the same by each party. The Parent invoices the Company for those expenses on a monthly basis. The Company incurred $216,808 of expense under this agreement for the year ended December 31, 2017, of which $76,724 was payable at December 31, 2017.

The Company entered into a Technology Services Agreement ("Technology Agreement") to outsource all of its technology needs to Kershner Technology and Innovation, which is wholly owned by the Parent. The Technology Agreement provides for a monthly fixed fee of $1,000 and $4,000 was payable at December 31, 2017.

The Company executed an agreement to provide electronic trading services to Kershner Trading Americas ("Americas"), which is wholly owned by the Parent. The trading service provides Americas with the right to use the software, equipment, telecommunications and connectivity resources of the Company to enter and route orders and execute securities and futures transactions. In exchange for the provision of trading services (pursuant to the agreement) the Company charges monthly fees on a per share basis which are invoiced at month end. The Company earned $4,292,771 under this agreement for the year ended December 31, 2017, of which $5,784,980 was receivable at December 31, 2017. Additionally, the Company earned $6,368,326 in commission income directly through transactions processed at the clearing broker during 2017 resulting from trading activity of Americas. The balance of the payment to be received from Americas is charged via the invoicing process outlined previously.

## Note 7 - Employee Benefit Plans

The Parent sponsors a 401(k) Plan (the "Plan") for the benefit of all eligible employees of the Company. To be eligible, the employees must have reached the age of 21. Participants may elect to defer up to the maximum allowable amount by law to the Plan. During the year ended December 31, 2017, the Company made matching contributions on employee deferrals of up to 4% of employee compensation. Matching contributions made by the Company were approximately $138,039 in 2017.

**Note 8 - Commitment and Contingencies**

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2017, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company is required to have an account at the clearing broker that shall at all times contain cash, securities, or a combination of both, having a market value of $500,000 reflecting the combined total of the Minimum Equity Requirement of $400,000 and the Clearing Deposit of $100,000. These amounts are included within receivables from clearing organizations on the statement of financial condition.

**KERSHNER SECURITIES, LLC**
**(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)**
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

**SCHEDULE I**

| | | |
|---|---|---|
| Net capital: | | |
| Total member's equity | $ | 6,406,017 |
| Less: | | |
| Receivable from related entities | | 5,784,980 |
| Net capital before haircuts on securities positions | | 621,037 |
| Haircuts on securities positions | | 13,000 |
| Net capital | $ | 608,037 |
| Aggregate indebtedness: | | |
| Total liabilities | $ | 411,422 |
| Total aggregate indebtedness | $ | 411,422 |
| Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000) | $ | 100,000 |
| Net capital in excess of minimum requirement | $ | 508,037 |
| Ratio: Aggregate indebtedness to net capital | | 0.68 to 1 |

Note: The above computation does not differ from the computation of net capital under
Rule 15c3-1 as of December 31, 2017 as filed by Kershner Securities, LLC on Form X-17A-5.
Accordingly, no reconciliation is deemed necessary.

**PMB Helin Donovan**

P.O. Box 202260
Austin, TX 78720
pmbhd.com

T 512.258.9670
F 512.258.5895

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REVIEW REPORT REGARDING THE EXEMPTIVE PROVISIONS OF RULE 15c3-3**

To the Member of
  Kershner Securities, LLC:

We have reviewed management's statements, included in the accompanying Kershner Securities, LLC Exemption Report, in which (1) Kershner Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c 3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) management stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

**PMB Helin Donovan, LLP**

*PMB Helin Donovan, LLP*

Austin, Texas
February 27, 2018

Austin • Houston

Russell
Bedford



KERSHNER SECURITIES, LLC

February 27, 2018

**RE: Exemption Report—SEC Rule 17a-5(d)(4)**

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Kershner Securities, LLC (the "Company") is a broker/dealer registered with the SEC and FINRA.
- Kershner Securities, LLC claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2017.
- Kershner Securities, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:
    - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining there to pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.
- Kershner Securities, LLC has met the identified exemption provisions throughout the most recent fiscal year without exception.
- Kershner Securities, LLC has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2017.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signed: ______________________

Andrew Tollemache
Chief Compliance Officer

1825 B Kramer Lane, Suite #200 | Austin, TX 78758 | Phone: (512) 306-1192 | www.kershnertrading.com